Exhibit 99.1

Thursday, 2 May 2013 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries plc ARBN 097 829 895 Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8845 3360 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam,

James Hardie will conduct a management briefing on its 4th Quarter FY13 results on Thursday, 23 May 2013.

Analyst/Investor and Media briefing:

A physical briefing for analysts/investors and media will be held at the Museum of Sydney, corner of Bridge and Phillip Streets, Sydney. For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:

Time:	10.30am (AEST)

Dial-in:	+61 2 9007 3187

Participant passcode: 729473

URL: http://www.ir.jameshardie.com.au/jh/results_briefings.jsp

Yours faithfully,

SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS